SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 21, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces its preliminary figures for January 2014.

OPERATING DATA	January 2014(*)	January 2013(*)	% Chg. (YoY)	December 2013(*)	% Chg. (MoM)
Total System
ASK (mm)	4,689.5	4,299.4	9.1%	4,536.3	3.4%
RPK (mm)	3,649.7	3,122.5	16.9%	3,419.1	6.7%
Load Factor	77.8%	72.6%	5.2 p.p.	75.4%	2.5 p.p.
Domestic Market
ASK (mm)	4,182.0	3,793.4	10.2%	4,037.1	3.6%
RPK (mm)	3,271.0	2,789.1	17.3%	3,071.2	6.5%
Load Factor	78.2%	73.5%	4.7 p.p.	76.1%	2.1 p.p.
International Market
ASK (mm)	507.5	506.0	0.3%	499.2	1.7%
RPK (mm)	378.7	333.4	13.6%	347.9	8.9%
Load Factor	74.6%	65.9%	8.7 p.p.	69.7%	4.9 p.p.

                         (*) January 2014 – preliminary figures; January 2013 and December 2013 – National Civil Aviation Agency (ANAC) figures

                             PRASK, Yield, Load Factor and Fuel Prices

Net PRASK moved up by 9% year-over-year in January/14, fueled by the 5.2 percentage point increase in the load factor, which reached 77.8%. This is the highest January load factor in the last ten years. At the same time, yield sustained current levels, growing by 2% over January/13.

January’s average jet fuel price moved up by around 9% in relation to the same period in 2013, the biggest increase in the last 9 months, due to the continuous devaluation of the Real against the Dollar in November and December, reflected in the price formation period.

     (*)The per-liter fuel price considers total gross fuel and lubricant expenses divided by estimated period consumption.

              Domestic Market

For 2014, GOL reaffirms the upper limit of its domestic market capacity increase at 0%. In January, the Company recorded a load factor of 78.2%, 4.7 percentage points higher than in the same month last year due to the 17.3% upturn in domestic demand.

1	GOL Linhas Aéreas Inteligentes S.A

Supply increased by 10.2% in the period, due to the higher number of extra flights and charter flights in January/14, a pattern that was also observed in the previous month.

International Market

Demand in the international market moved up by 13.6%, pushed by the 8.7% percentage point increase in the load factor. International supply remained flat over January/13.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.